Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 8, 2012

Relating to the Preliminary Prospectus dated March 1, 2012

File No. 333-179839

DE INTERNATIONAL HOLDINGS B.V.*

This free writing prospectus is being filed to advise you of a media publication (the “Article”), attached as Appendix A, that appeared in The Wall Street Journal on March 2, 2012. The Article references a proposed public offering (the “Offering”) of securities by DE International Holdings, B.V. (referred to in this filing as “we,” “us” or the “Company”), which is covered by the Registration Statement on Form F-1 (File No. 333-1179839) (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, on March 1, 2012.

The Article reported on certain statements regarding the Offering made by Michiel Quarles van Ufford. The Article was not prepared or reviewed by the Company or any other Offering participant prior to publication. The Wall Street Journal is not affiliated with the Company, and no payment was made nor was any consideration given to The Wall Street Journal by or on behalf of the Company or any other participant in the Offering in connection with the Article.

Statements in the Article that are not attributed directly to Michiel Quarles van Ufford or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider statements in the Article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Forward-Looking Statements

This free writing prospectus contains certain forward-looking statements. The forward-looking statements involve estimates, projections, goals, forecasts, assumptions, risk and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Any forward-looking statement is based on information current as of the date on which such statement was made and speaks only as of such date, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. You should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by writing to DE International Holdings at:

DE International Holdings, Attn: Investor Relations, Vleutensevaart 100, Utrecht, 3532 AD, The Netherlands or by sending an email to coffeeteaco@saralee.com.

*	The registrant will convert from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) prior to the completion of the separation.

Appendix A

The Wall Street Journal

EUROPE BUSINESS NEWS     |      March 2, 2012, 11:07 a.m. ET

Sara Lee to List Coffee, Tea Business in Amsterdam

By ROBERT VAN DEN OEVER And M AARTEN VAN TARTWIJK

AMSTERDAM—Sara Lee Corp. said Friday it will seek a listing for its coffee and tea business on the Amsterdam stock exchange, as part of its plan to split the company in two.

Sara Lee said the business will be incorporated in the Netherlands, where its Douwe Egberts coffee brand is already based. The new company, which also makes Pickwick Teas, will be headquartered in Amsterdam.

The spinoff is expected to be completed by the end of June, around the closing of its fiscal year 2012, said Michiel Quarles van Ufford, a spokesman for the business, which in the interim is called CoffeeCo.

“With over 250 years of history, the Coffee & Tea business has solid market positions and deep roots in many European markets,” Sara Lee Chief Executive Jan Bennink said in a statement. “Domiciling [it] in the Netherlands allows management to be close to its key Western European markets and effectively manage its global portfolio.”

In 2011, sales grew to €2.6 billion, or about $3.4 billion, from €2.3 billion in fiscal 2010. Operating profit declined in the same period to €331 million from €346 million, while net profit grew to €276 million from €240 million.

Sara Lee “will not issue new shares. It is a pure split. Existing shareholders in Sara Lee Corp. will end up with shares in Sara Lee and shares in the new company,” Mr. van Ufford said.

Michiel Herkemij will become chief executive of the new company. Mr. Bennink will become nonexecutive chairman. Mr. Herkemij previously worked for Heineken NV, where he headed the Dutch beer brewer’s operations in Mexico and Nigeria. He joined Sara Lee in December 2011.

Sara Lee last year announced its intention to split into two publicly traded companies in early 2012, separating into an international coffee and tea business and a North American food business that includes the Jimmy Dean and Hillshire Farms brands.

As part of the separation process, Sara Lee shareholders will receive a special dividend of $3 a share, it said.

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